Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

August 12, 2010

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC  20549

Re:	Form 10-K for Fiscal Year Ended December 31, 2009 (filed February 26, 2010)
Definitive Proxy Statement on Schedule 14A (filed March 11, 2010)
Form 10-Q for the fiscal Quarter Ended March 31, 2010 (filed May 7, 2010)
File No. 001-13429

Dear Ms. Long:

Thank you for your follow-up comment in your letter of August 3, 2010.  Your comment is quoted below, followed by our response.

Definitive Proxy Statement on Schedule 14A

Executive Officer Cash Profit Sharing Plan, page 13

1.                                       We note your response to comment five in our letter dated July 2, 2010; however, we reissue the comment in part. In future filings, please describe how you evaluated the actual profit levels for each operating unit to reach the actual payout each named executive officer received.

Response:

In future filings, in addition to the new table proposed in our response letter to you dated July 23, 2010, we will describe how we evaluate the actual profit levels for the relevant operating units to reach the actual payout for each of our Named Executive Officers. The computation of the actual payout is based on a formula approved by the Compensation and Leadership Development Committee of our Board of Directors. The description will follow the table and an example related to 2010 would have read as follows:

We compute the Qualifying Income, if any, as the difference between the Actual Operating Profit and the Actual Qualifying Level. Qualifying Income is the basis for the computation of amounts available to be distributed under both our Cash Profit Sharing Plan and our Executive Officer Cash Profit Sharing Plan. For each of the quarters during 2009, we computed the profit sharing pool for the Named Executive Officers for the operating units, as a percentage of the Qualifying Income, as follows:

Simpson Manufacturing Co., Inc.	4.35%
Simpson Strong-Tie Company Inc.	0.83%
Simpson Dura-Vent Company, Inc.	4.00%

Based on historical information about the profitability of each of the operating units, the Compensation and Leadership Development Committee of our Board of Directors approves these percentages so that they correspond to the effort put forth and the results achieved by the participants. The Compensation and Leadership Development Committee may adjust the percentages from time to time so that the program will continue to create equitable results for all participants, including our Named Executive Officers. A portion of the profit sharing pool from the branch level operating units is shared with home office employees, including the

Named Executive Officers, in consideration for their contributions to the success of the branch level operating units. We add this amount to the computed Named Executive Officer profit sharing pool to determine the amount available to be paid to our Named Executive Officers. We then divide the Named Executive Officer profit sharing pool among the Named Executive Officers that participate in each pool at percentages approved by the Compensation and Leadership Development Committee at the beginning of the year. The participation by each of the Named Executive Officers within the operating unit’s profit sharing pool is determined based on the officer’s level of responsibility and contribution to the success of the operating unit. Unless the composition or responsibilities of the Named Executive Officers change, these participation rates generally do not change substantially from year to year, although the Compensation and Leadership Development Committee has discretion to make changes that it considers appropriate.

Please let us know whether or not you have any further comments or questions. You may call me at (925) 560-9270 or Jeff Mackenzie at (925) 560-9016.

Sincerely,

/s/ Karen Colonias
Karen Colonias
Chief Financial Officer